Nano Superlattice Technology, Inc.
No. 666 Jhensing Road
Gueishan Township
Taoyuan County 333 Taiwan

March 3, 2008

VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attn: Jeffrey Gordon, Staff Accountant

Re:	Nano Superlattice Technology, Inc.
Form 8-K Item 4.01 filed February 20, 2008
File #0-50177

Ladies and Gentlemen:

          We acknowledge receipt of the comment letter dated February 25, 2008 from the Securities and Exchange Commission (the “Commission Letter”). The comment contained in the Commission Letter is set forth below in bold, followed by our response.

1.          We read that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason that your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

Response: We are filing herewith an amendment to the Form 8-K which contains a copy of the requested letter from our former accountants.

          In connection with our response, we acknowledge that we are responsible for the adequacy of the disclosure in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please acknowledge receipt of this letter by stamping the enclosed copy of this letter with the date received and returning it in the envelope provided.

          Please direct any comments or questions regarding our response to the attention of the undersigned at No. 666 Jhensing Road, Gueishan Township, Taoyuan County 333 Taiwan. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to the attention of the undersigned at +886-3-349-4578.

Sincerely,

Nano Superlattice Technology, Inc.

By: /s/ Alice Huang
Alice Huang, CEO
Cc: Len Breslow, Breslow & Walker, LLP